
02067994

Atmos Energy Corporation

2002 Summary Annual Report

Energy.

ATMOS ENERGY OPERATIONS



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① **Atmos Energy Corporation Headquarters**
Dallas, Texas

② **Atmos Energy Holdings Headquarters**
Houston, Texas

■ Utility Operations
■ Nonutility Operations

Regional Offices

③ Atmos Energy Texas Division
Lubbock, Texas

④ Atmos Energy Colorado–Kansas Division
Denver, Colorado

⑤ Atmos Energy Kentucky Division
Atmos Energy Marketing
Owensboro, Kentucky

⑥ Atmos Energy Mid-States Division
Atmos Energy Marketing
Franklin, Tennessee

Recent Acquisition

⑦ Mississippi Valley Gas Division
Jackson, Mississippi

⑧ Atmos Energy Louisiana Division
Baton Rouge, Louisiana

⑨ Atmos Energy Marketing
New Orleans, Louisiana

Atmos Energy Corporation, headquartered in Dallas, Texas, is one of the largest pure natural gas distributors in the United States, serving about 1.7 million utility customers. Atmos Energy's utility operations serve more than 1,000 small and medium-size communities in Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, Texas and Virginia.

Atmos Energy's nonutility operations, organized under Atmos Energy Holdings, operate in 18 states. They provide natural gas marketing and procurement services to industrial, commercial and municipal customers, manage company-owned natural gas storage and pipeline assets, construct distributed electric generating plants for industrial and municipal customers and hold an indirect equity interest in Heritage Propane Partners, L.P., the fourth-largest U.S. propane marketer.

Cover: To Anne and Tom Christian's Figure 3 Ranch at Claude, Texas, where the gas service is as reliable as any city-dweller's. And to the local Atmos Energy office, which can read the meter remotely and accept their payment online.



We're bringing more of it to everything we do.

Across a 2,000-mile expanse of the United States, six of America's great regional gas providers have come together as a single team, one of the nation's largest natural gas companies. They have long shared a spirit of service. Now they share a name. **Atmos Energy.** For our company and the nearly 1.7 million customers we serve, this change means more than just a new name.

It means more capabilities. More potential. More Energy.

Year ended September 30 (Dollars in thousands, except per share data)	2002	2001	Change
Operating revenues	$ 950,849	$ 1,442,275	-34.1%
Gross profit	$ 392,602	$ 374,720	4.8%
Utility net income	$ 42,994	$ 49,881	-13.8%
Natural gas marketing net income	12,614	2,551	394.5%
Other nonutility net income	4,048	3,658	10.7%
Total	$ 59,656	$ 56,090	6.4%
Total assets	$ 1,980,221	$ 2,036,180	-2.7%
Total capitalization	$ 1,243,698	$ 1,276,263	-2.6%
Net income per share – diluted	$ 1.45	$ 1.47	-1.4%
Cash dividends per share	$ 1.18	$ 1.16	1.7%
Book value per share at end of year	$ 13.75	$ 14.31	-3.9%
Total throughput (MMcf)	208,541	217,774	-4.2%
Heating degree days	3,368	4,124	-18.3%
Degree days as a percentage of normal	94%	115%	-18.3%
Meters in service at end of year	1,389,341	1,386,323	.2%
Return on average shareholders' equity	9.9%	10.4%	-4.8%
Shareholders' equity as a percentage of total capitalization (including short-term debt) at end of year	40.6%	39.0%	4.1%
Shareholders of record	28,829	30,524	-5.6%
Weighted average shares outstanding – diluted (000s)	41,250	38,247	7.9%

Table of Contents

Atmos Energy turned in solid results in a year that was difficult for many natural gas utilities and for energy companies, in general. We finished all work to close our acquisition of Mississippi Valley Gas Company, launched our new nationwide brand as Atmos Energy,™ initiated a major program to raise our customer service to a new level of excellence, added $15.8 million in future annual revenues from a settled tariff adjustment, reduced our doubtful accounts by $26.2 million and achieved a significant increase in earnings from our nonutility operations.

Total Return in Fiscal 2002


S5UTIL
UTIL
SPX
INDU
PEER AVG
ATO
S6GASU
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
-35.6%
-25.5%
-20.4%
-12.5%
4.3%
4.9%
6.5%

Atmos Energy's 2002 total return to shareholders surpassed most major market indices as well as the peer average return.

Key: ATO - Atmos Energy UTIL - Dow Jones Utilities Index SPX - Standard & Poor's 500 Index INDU - Dow Jones Industrial Average S5UTIL - Standard & Poor's 500 Utilities S6GASU - Standard & Poor's Small-Cap Gas Index

Net income for the year was $59.7 million, a 6 percent increase over the $56.1 million earned in fiscal 2001. Earnings per diluted share of $1.45 were 2 cents lower than in fiscal 2001 because of a year-over-year increase of about 3.1 million average diluted shares outstanding. Return on average shareholders' equity was 9.9 percent.

Atmos Energy paid cash dividends in fiscal 2002 of $1.18 per share. On November 13, 2002, the Board of Directors increased the quarterly dividend rate by 2 percent to an annual indicated dividend of $1.20 per share – our 15th consecutive annual dividend increase.

Total return to shareholders in fiscal 2002 was 4.9 percent. That compares with an average total return for our industry peers of 4.3 percent and a negative return for most of the key stock indices.

Operating revenues were $950.8 million, compared with $1,442.3 million in fiscal 2001. The decline resulted mainly from two factors. First, natural gas commodity prices, which are passed through directly to customers, fell from the record levels in fiscal 2001 when prices spiked at an all-time high. Second, the milder winter in fiscal 2002 reduced our throughput from 217.8 billion cubic feet in fiscal 2001 to 208.5 Bcf in 2002.

Gross profit went up 5 percent from $374.7 million in fiscal 2001 to $392.6 million. A major factor was the contribution from the Louisiana Gas Service assets and the 279,000 Louisiana customers we acquired in July 2001.

Utility operations reduce costs

Our utility operations contributed 72 percent of our fiscal 2002 net income.

Utility operations benefited from much lower natural gas commodity prices. Our system's average gas cost in fiscal 2002 declined 44 percent to $3.81 per million cubic feet from our average gas cost in fiscal 2001 of $6.83 per Mcf.

We are particularly proud of the successful efforts by our utility employees to collect past-due accounts. Their efforts significantly lowered the provision for



Energy. To The Denver and Rio Grande Railroad connecting Durango a



verton, Colorado.

And to the 1.7 million other customers across 12 states who rely on their connection to Atmos Energy.

doubtful accounts below its historic level of about four-tenths of 1 percent of revenues. Their efforts also contributed to a total year-over-year savings of $26.2 million.

It's gratifying to note that we achieved an earnings increase despite weather that was 6 percent warmer than normal and 18 percent warmer than in fiscal 2001. Weather continued to be a major factor underlying our earnings. During the winter heating season of 2001-2002, we had in place weather insurance to mitigate any severe effects of warm weather on earnings. This insurance will continue in force during the 2002-2003 heating season.


Earnings per Diluted Share
Compared with Winter Heating
Degree Days


Earnings Per Diluted Share
$1.50
$1.00
$0.50
$0.00
$1.14
$1.47
$1.45
4,124
2,062
0 Degree Days
2000
2001
2002

Our goal is to make our consolidated earnings less sensitive to the effects of weather.

Our utility operations had many achievements in 2002, but three in particular will create long-lasting benefits.

One was the successful launch of our new Atmos Energy national brand. It reflects a major initiative we've undertaken to raise our customer service to new standards of excellence. We believe that our strengthened identity and service improvements will benefit us as we expand our utility business.

A second achievement was finishing all the regulatory and financing work to acquire Mississippi Valley Gas. On October 31, 2002, we received the Mississippi Public Service Commission's final order, the last of many state and federal regulatory approvals needed to close the transaction, which was completed on December 3, 2002.

A third achievement was an agreement with the Louisiana Public Service Commission regarding a rate stabilization adjustment for our Louisiana utility operations. The agreement will add $15.8 million annually to revenues during the first two years, beginning in November 2002, and $12.2 million annually thereafter. The way the agreement is structured also will help reduce our sensitivity to weather in Louisiana, where our largest utility division is located.

Nonutility operations continue growing

Atmos Energy benefited in fiscal 2002 from improved results in nonutility operations. These operations contributed 28 percent of net income, with gains coming largely from the Woodward Marketing unit of Atmos Energy Marketing.

In 2001, Atmos Energy acquired the remaining 55 percent interest in Woodward Marketing that it did not already own. Woodward Marketing's business primarily is marketing natural gas and gas transportation services to wholesale industrial customers and municipalities. It also makes gas trades that have limited risks.

Woodward Marketing turned in impressive contributions from increased volumes due to acquisitions we made in 2001. These include the nonutility assets of LGS Natural Gas, a large natural gas storage field in Kentucky and two gas marketing companies. Woodward also realized increased sales of wholesale gas, favorable margins on gas trading and gains on sales of gas from inventory.

Woodward Marketing differs fundamentally from other gas marketing companies that have been experiencing difficulty. Five of its strengths stood out in 2002:

Years of success Woodward Marketing has grown steadily throughout its 17-year history. It is an established competitor in the natural gas marketing business, and its employees are highly experienced in this business.

Excellent service Woodward Marketing knows natural gas marketing and how to serve its customers extremely well; in industry surveys, customers consistently rank it as one of the best in customer service.

Continual contributions Woodward Marketing's contribution to Atmos Energy's consolidated net income increased every quarter of fiscal 2002.

Strategic acquisitions Woodward Marketing's volumes have grown by making strategic acquisitions and by managing other Atmos Energy assets.

Stable and growing book of business The bulk of Woodward Marketing's business is built on long-term relationships and excellent customer service. Woodward has retained approximately 90 percent of its customers since it was founded in 1985. It has been ranked consistently among the top three mid-tier gas marketers in the United States. Its continuity of business and commitment to service have created stable and growing contributions to our earnings.

Atmos Energy Dividend History

Year	Dividend ($)
'03	1.20
'02	1.18
'01	1.16
'00	1.14
'99	1.10
'98	1.06
'97	1.01
'96	.98
'95	.96
'94	.91
'93	.82
'92	.79
'91	.75
'90	.74
'89	.73
'88	.71
'87	.54
'86	.50
'85	.40
'84	.35

Atmos Energy paid dividends during fiscal 2002 of $1.18 per share. Our annual indicated dividend rate for fiscal 2003 is $1.20.

For these reasons, we take great confidence in the outlook for our nonutility operations. This past July, others showed their confidence, too, when Woodward Marketing renegotiated its uncommitted demand credit facility and increased the facility's limit by $85 million to $210 million. This increased credit facility will be used to support our growing gas marketing business.

Our nonutility operations – gas marketing and trading, storage and transportation, and small distributed power generation – are vital and honorable businesses. We have great confidence in the future of Woodward Marketing and our other nonutility units.



Energy. To the Hazelton family of Chase County, Kansas, where hard wo d self-reliance are treasured values.

And to our many other rural farm tap customers who read and report their gas consumption online or over the phone.

Acquiring Mississippi Valley Gas

On October 31, 2002, we received the final regulatory approval needed to complete our acquisition of privately held Mississippi Valley Gas Company, the largest gas provider in Mississippi. We completed the transaction on December 3, 2002, paying $75 million cash and $75 million of Atmos Energy common stock for the company and repaying approximately $45 million of its long-term debt. We expect that Mississippi Valley Gas' operations will be slightly accretive to our fiscal 2003 earnings.

I have often referred to Atmos Energy as a "patient acquirer." We have not jumped at every opportunity and, as a result, we have not regretted the acquisitions we have made. Our Mississippi Valley Gas transaction took us 14 months to complete from the time we signed the agreement, largely because Mississippi is a new market for us. In other recent acquisitions, we were already operating in the states and had a track record for regulators to evaluate.

In that regard, we spent much time meeting with the Mississippi Public Utilities Staff to assure the Mississippi regulators that we will maintain Mississippi Valley Gas' high standards of customer service and will contribute many improvements of our own. Our information technologies, for instance, will add significant value over time.

Acquisitions like Mississippi Valley Gas have been the main engine of growth for Atmos Energy since 1986. Mississippi Valley Gas is our ninth major acquisition. We are gaining approximately 260,000 utility customers, and our expanded customer base will further spread our overhead and lower the costs for all our customers. Adding Mississippi customers will help us achieve greater synergies across our system.

Longer-range, we will benefit from entering a growing new market. We will increase our existing diversity of economic activity, weather patterns, classes of customers and ratemaking provisions. Mississippi Valley Gas' rates are weather-normalized and include provisions for monthly purchased gas cost adjustments and semi-annual rate adjustments. Its rate structure is designed to mitigate the effects of weather, provide predictable and stable earnings and cash flow, and reward the utility for its excellent customer service. We believe it will fit well into our system and will make long-term contributions to our earnings.

Earnings expected to grow 5%–7%

Going forward, our five-year projections show an average annual growth rate in Atmos Energy's net income of 5 percent to 7 percent. We plan to achieve this growth – and help our stock price – primarily through two strategic goals.

One is additional revenue from our utility operations as a result of rate filings. We project adding up to $66 million in annual revenues during the next five years. These increases will tend to occur more in the early years than in the later years. Already, our successful tariff case in Louisiana has contributed $15.8 million of the expected total. Fiscal 2003 will be a test year – which is what regulators use to determine our rate base and our allowed rate of return – in Texas, Kansas and possibly other states.

Part of our rate strategy is to seek a weather normalization adjustment (WNA) in rates to mitigate the effects of weather on our earnings and our customers' bills. Weather normalization adjusts gas bills downward when temperatures during the heating season are much colder than normal and WNA increases the bills when temperatures are warmer than normal.

Over time, the plus and minus weather normalization adjustments balance each other out statistically. But as a more practical matter, WNA helps consumers better budget their energy costs and allows utilities to earn a return closer to their authorized return. Many states in which Atmos Energy operates have approved WNA in our rates or in those of other gas utilities. Obtaining WNA in jurisdictions where we now do not have it will help protect our customers from large changes in their gas bills. Doing so also will allow us to cancel our weather insurance, saving us about $4 million a year in premiums.

A second major goal is to increase our nonutility earnings at an average annual rate of 10 percent. We intend to achieve this growth by making more nonutility acquisitions and by expanding our nonutility markets. Woodward Marketing's strong base of business numbers approximately 800 industrial and municipal customers today. Growing our nonutility customer base and retaining present customers will help us meet our earnings target.

We also will continue to focus on controlling future operation and maintenance expenses. We are proud of our ranking as one of the most efficient pure natural gas providers in the industry. However, like all businesses today, we face higher pension, post-retirement and medical costs. As a company with a goal of being an employer of choice, we do not believe it is right to shift all the extra burdens onto our employees and retirees and their dependents. Therefore, Atmos Energy is absorbing a proportionate share of the increase while also asking our employees and retirees to pay a greater share.

Atmos Energy's outlook

Increased utility revenues and nonutility growth will drive our earnings at an expected growth rate of 5 percent to 7 percent a year during the next five years.

Our utility earnings base will grow with the acquisition of Mississippi Valley Gas and through future rate filings.

Rate filings during the next five years are projected to add up to $66 million in revenues; in many filings, we will ask for weather normalization to protect our investors and our customers from abnormal weather patterns.


THE CRANBERRY THISTLE
BISTRO

Energy. To historic Jonesborough, Tennessee, where the citizens take pric



their town's storied past.

And to the 2,338 employees of Atmos Energy, whose Spirit of Service℠ is a cherished tradition.

We will continue to control our costs. We already are one of the most efficient pure gas utilities based on customers served per employee and operation and maintenance expense per customer.

Our nonutility operations will grow through new strategic acquisitions and will take advantage of market opportunities that become available.

We intend to remain faithful to our strategy of running our utilities well, growing our nonutility business and making sound acquisitions.

Capital spending rises

Our capital expenditures during fiscal 2002 were $132.3 million, up from $113.1 million for the same period in 2001. The $19.2 million increase was primarily due to spending on the Louisiana Gas Service assets we acquired and full ownership of Woodward Marketing. Additionally, spending was elevated due to the purchase of additional billing software licenses and integration expenditures for Mississippi Valley Gas.

For fiscal 2003, we expect capital expenditures will increase primarily due to $8 million in higher capitalized employee benefits and an additional $18 million to $20 million for Mississippi Valley Gas operations.

Operation and Maintenance Expense per Customer


$150
100
50
0
$136
$146
$135
$130
$101
'98
'99
'00
'01
'02

Controlling operation and maintenance expense has made Atmos Energy one of the most efficient pure gas distributors in the United States.

We intend to limit our nongrowth spending to remain at or below our overall depreciation levels and our growth spending to earn our cost of capital or better.

National energy policy needed

One disappointment to me in 2002 was the inability of Congress to agree upon a national energy policy. Although many bills were introduced in both the Senate and House of Representatives, a final compromise bill faltered. Congressional leaders promise a renewed effort next January.

The federal Energy Information Administration's Annual Energy Outlook for 2003, which was issued in November 2002, predicts our country's dependence on foreign oil and natural gas will continue to grow through 2025. The EIA report is the government's best forecast of future U.S. energy supply, demand and prices. Among other things, the report finds U.S. dependence on foreign oil will jump to 68 percent in 2025, up from 55 percent in 2001. Imported natural gas will account for 22 percent of U.S. demand by 2025, up from 16 percent in 2001.

Natural gas, in particular, should be the focus of new development by our country since it offers so many benefits. All but 1 percent of the gas consumed in the U.S. comes from North America, making it our most reliable fuel source. Gas is the cleanest burning fuel, making it our most flexible fuel for direct use as well as for generating electricity. Potential gas reserves are abundant, with many areas in the lower 48 states, in Alaska and on the outer continental shelf still untapped. All that is needed to take greater advantage of the benefits of natural gas is a sound policy that promotes development, storage, transportation and wise use.

Looking at 2003 and beyond

As we enter our 2003 fiscal year, we at Atmos Energy are mindful that this year marks the corporation's 20th anniversary. With roots dating back to 1906, the company has enjoyed a long and proud heritage.

During the past two decades, Atmos Energy has grown from a regional West Texas natural gas utility serving 300,000 customers into one of America's largest natural gas providers. Yet, as we have grown, we have respected our past and the values it represents – integrity, honesty, value and community service.

We have worked to maintain the warmth and spirit of a small company while achieving the savings and efficiencies of a large one. Of the more than 1,000 cities and towns we now serve, most have populations of less than 5,000. In all these communities, our employees are known and respected because they stand for Atmos Energy. By doing their jobs so well – serving customers safely, reliably, efficiently and courteously – they have built Atmos Energy's enviable reputation.

I thank them for all they do. And I would note, it was with complete confidence that Pat Reddy, our chief financial officer, and I signed and certified the accuracy and fairness of our financial statements and disclosures under the Sarbanes-Oxley Act of 2002. Atmos Energy's financial statements fully comply with all new and previous financial reporting requirements because of our employees' integrity.

Personally, I am more excited today than at any time during the past five years about the prospects for Atmos Energy. We have remained faithful to the strategy set in 1997, and that course has continued to reward our shareholders while serving our customers and providing for our employees. You should expect to see more of the same in the coming years.

On behalf of the Board of Directors, management and employees, thank you for your investment in Atmos Energy and your continued trust in us.

Sincerely,

Robert W. Best

Robert W. Best
Chairman, President and Chief Executive Officer
December 6, 2002





Energy. To the Chevrolet Corvette assembly plant in Bowling Green, Kentuck



ıere performance is everything.

And to the thousands of other commercial and industrial customers that Atmos Energy goes all out to serve.

Running our utilities exceptionally well

Atmos Energy is one of the largest pure natural gas distributors in the United States. During fiscal 2002, our utility operations continued to grow with added efficiency and improved service.

Gross profit benefited from an increase in sales volumes associated with the performance of the Louisiana Gas Service assets we purchased in July 2001. Our LGS acquisition added 279,000 new utility customers.

Utility operations contributed $43.0 million, or 72 percent, of consolidated net income. Earnings for the segment declined year-over-year primarily because of increased expenses for operation and maintenance associated with the LGS acquisition and for increased labor and employee benefits in all utility divisions.

However, our utility employees achieved impressive savings in many areas. In fiscal 2001, natural gas prices set all-time highs, causing an unprecedented run up in our bad-debt expense. Our employees reduced bad debts significantly in fiscal 2002 through consistent and innovative collection methods. As a result, the provision for doubtful accounts in fiscal 2002 decreased by $26.2 million for the entire company.

One team, one name

A major achievement during the year was the consolidation of our former regional trade names under one new national trademark – Atmos Energy.™ For upwards of 70 years, our divisions had operated under well-known names, which had reputations for reliable, safe and friendly service.

Atmos Energy's employees have long been one team. With the adoption of our new trademark, the company now has one name by which people across the country will know us. This new national brand will help our customers, investors and communities better recognize and understand the full scope of our operations and will help us attract industrial and economic development to our communities.

Excellence in customer service

Our new image results in more than just appearance. It symbolizes our strategy to raise our customer service to a new level of excellence. It also reflects a sizable commitment on our part to make doing business with us easier.

During 2002, we remodeled and updated more than 150 local offices and service centers, improved the telephone-response capabilities at our Texas and Louisiana call centers, added convenient bill-payment options and electronic payment over the Internet, and conducted seminars about service improvement for more than 2,000 employees to identify ways to better serve our customers.

We are raising our own already high expectations for customer service to set the mark for the gas industry as a whole. We expect our national brand to stand for a new level of service excellence and for Atmos Energy to be known, not just in the utility industry but across the country, as one of the best service providers.

As we pursue this initiative in 2003, we will be assessing new service guarantees, such as more flexible scheduling to better accommodate customers' needs. We will be adding innovative e-commerce features to our Web site to let customers start and stop service, pay bills and get help, and we will be working to better understand our customers' needs through research.

Tariff adjustments

As a regulated utility, Atmos Energy is dedicated to controlling costs paid by its customers. Our employees do an extremely good job in this regard, as shown by key industry measures like operation and maintenance expense per customer.

However, some costs are beyond our control. This was true of the societal costs of bad debts owed by customers who could not pay for the record-high costs of natural gas during the winter of 2000-2001. Our employees worked with these customers and with agencies that provide energy-assistance funds to help lower the burden whenever possible. In addition, we gained special approval in four states to recover some of the extraordinary bad-debt expenses incurred.

Atmos Energy monitors its actual rates of return compared with its authorized rates of return. In jurisdictions where our actual return does not keep up with our allowed return, we typically evaluate the need for a rate filing. During 2002, we made plans to file in a number of jurisdictions during the next five years. We expect these filings will produce up to $66 million in additional annual revenues. Fiscal 2003 will be what is called a test year, used by regulators for rate-making calculations, in Texas, Kansas and possibly other states.

During 2002, we reached agreement with the Louisiana Public Service Commission regarding a tariff rate stabilization adjustment for our Louisiana utility operations. The agreement adds $15.8 million annually to revenues in the first two years and $12.2 million annually thereafter. Equally important, the tariff revisions lower our sensitivity to weather.

Weather normalization

Our operations are sensitive to weather conditions. However, we have steadily lowered the effects that weather can have on our customers and investors using a number of methods. Our system had weather normalization adjustments in rates covering 27 percent of our utility customer base during 2002. With the acquisition of Mississippi Valley Gas, that percentage has increased to 38 percent.

If winter weather is abnormally warm – resulting in lower than normal income, weather normalization increases gas bills. It also reduces winter gas bills if the weather turns extremely cold, which usually generates above-normal income. Over time, these weather normalization adjustments generally balance out.



Energy. To Natchez, Mississippi, where the paddle wheelers still provide



ıal economic lifeline.

And to the 39,157 miles of underground pipeline by which Atmos Energy delivers vital supplies of natural gas.

In our future rate filings, we intend to seek weather normalization in rates in most jurisdictions both to protect Atmos Energy's income and to prevent shocks to our customers' budgets. Many state utility commissions have approved weather normalization because it provides consumer protection while it gives the gas utility adequate income to maintain its distribution system and make new improvements.

Weather insurance

To limit the uncertainties of weather, Atmos Energy also uses various financial techniques, such as weather insurance. Adjusted for our weather-normalized jurisdictions, weather across our system for all of fiscal 2002 was 6 percent warmer than normal.

In fiscal 2002, we had in force the first year of a three-year weather policy. The policy pays a benefit when weather in Texas and Louisiana during the months of October through March averages 7 percent warmer than normal. Breakeven on the policy is weather that averages 11 percent warmer than normal. This policy will remain in force for the 2002-2003 heating season. We have an option for a third season in 2003-2004 if we continue to need the protection.

Because the weather in Texas and Louisiana was about 6 percent warmer than normal during the covered six-month heating season of fiscal 2002, we did not realize a benefit from the weather insurance. Having weather insurance provides protection against the effects on earnings of warm weather in Texas and Louisiana as has occurred in past years.

Lower gas prices

A positive development in 2002 was the return of natural gas prices to more historically normal and stable levels. Our average cost of gas for the fiscal year was $3.81 per Mcf, compared with $6.83 per Mcf for the same period last year. The sharp decline in the year's gas costs benefited our customers and our utility operating results.

To moderate the potentially wide spread in gas commodity costs, Atmos Energy uses a gas-hedging program. For the 2002-2003 heating season, we have covered between 45 percent and 50 percent of our anticipated flowing gas requirements. We will use the "natural hedge" of our own gas storage fields for about 20 percent to 25 percent of our winter requirements and will hedge the remainder with financial hedges and fixed-forward contracts.

Hedging offers benefits to our utility customers and to Atmos Energy by avoiding severe price spikes. This is our second year for a formal gas-hedging program, and the response to it from our state utility commissions has been favorable.

Making sound acquisitions

With the addition of Mississippi Valley Gas Company, beginning in December 2002, our utility operations now serve about 1.7 million customers in more than 1,000 communities across 12 states.

Atmos Energy announced in September 2001 that it would acquire Mississippi Valley Gas for approximately $150 million – $75 million cash and $75 million of Atmos Energy common stock. Atmos Energy also repaid about $45 million of Mississippi Valley Gas' long-term debt. We expect Mississippi Valley Gas' operations to be slightly accretive to fiscal 2003 earnings.

Mississippi Valley Gas is the largest natural gas local distribution company in Mississippi, serving 144 communities in 36 counties of the state. The major cities served are Jackson, the state capital; Greenville, a busy port on the Mississippi River; Tupelo, an industrial city; Meridian, home of two airbases; Southaven, a fast-growing suburb of Memphis, Tennessee; and historic Natchez.

Mississippi Valley Gas operates 5,500 miles of natural gas distribution system and 335 miles of transmission pipeline. It owns two underground storage facilities having a total working gas capacity of 2.05 Bcf.

Residential consumers make up about nine out of 10 of its customers and provide about half of its revenues. Industrial and commercial customers together account for about 40 percent of revenues. Its rates are weather-normalized and include provisions for monthly purchased gas cost adjustments and semi-annual rate adjustments.

Mississippi Valley Gas Company


Tupelo
Greenville
Meridian

☐ Utility Operations

Benefits of the acquisition

Atmos Energy is fully committed to maintaining Mississippi Valley Gas' excellent service standards and adding innovations to benefit customers. Management of the utility will remain in Jackson, and local offices across the system will continue to be responsive to customers' needs.

Over the long-term, we expect Mississippi Valley Gas' cost of service will decline from levels it otherwise would have reached if the utility were to remain a stand-alone company. The savings are expected from new efficiencies and economies of scale that can be achieved by being part of Atmos Energy.

For Atmos Energy, the acquisition offers many potential benefits, too. We will benefit from serving 260,000 new gas utility customers. Our expanded base of customers will further spread our overhead, lowering the costs for all customers. More customers also will help us to achieve greater synergies, especially with new technologies. Longer-term, we will benefit from the diversity of economic activity, weather patterns, types of customers and rate-making provisions in the Mississippi market.

To finance the transaction, Atmos Energy used a $150 million bank-loan facility to provide initial financing for the $75 million cash portion of the acquisition and to repay Mississippi Valley Gas' long-term debt. In time, we will replace this short-term financing with long-term borrowings.

Growing our nonutility operations

Nonutility operations grew significantly in fiscal 2002, contributing $16.7 million to net income, or 28 percent. That compares to $6.2 million in fiscal 2001.

Nonutility operations benefited from our April 2001 acquisition of the remaining interest in Woodward Marketing, our acquisition of LGS Natural Gas assets in July 2001 and our purchases in 2001 and 2002 of other nonutility assets.

Our full ownership of Woodward Marketing increased the benefits Atmos Energy derives from Woodward's leading position in the domestic gas marketing and trading business. Woodward Marketing consistently has been ranked as one of the industry's best in customer service, and its reputation has ensured long and continuing relations with its customers.

Mississippi Valley Gas Company

Customers served (approx.)	260,000
Communities served	144
Number of employees	619
Total assets at Sept. 30, 2002 (000s)	$210,073
Annual revenues for fiscal year ending Sept. 30, 2002 (000s)	$219,126
Net income for fiscal year ending Sept. 30, 2002 (000s)	$9,639
Total gas throughput (MMcf) *during fiscal year 2002*	36,705

Woodward Marketing's main business is procuring natural gas supplies and managing transportation and storage-capacity assets to provide citygate gas service for some 800 wholesale industrial customers and municipalities. It is primarily a physical trader.

Woodward also offers many specialized gas-management services. Through its affiliation with Atmos Pipeline and Storage, it manages nonutility storage and transportation assets owned by Atmos Energy. Woodward Marketing has a fundamentally sound business model, giving us great confidence in its future. This is particularly so today in light of the many gas marketing and trading companies that are experiencing difficulties.

Strong results of operations

Nonutility operations in fiscal 2002 had higher operating margins, largely due to Woodward Marketing's increased sales volumes from new and existing gas customers and its favorable margins on sales of gas from inventory.

Along with strong marketing and trading results, Woodward Marketing negotiated several strategic acquisitions that added to 2002 results.

It completed the acquisition of the East Diamond storage field in Kentucky, adding about 2.2 Bcf of working gas capacity.

It acquired two natural gas marketing companies based in Owensboro, Kentucky, to improve its competitive position within the region and to add to its customer base.

It also purchased gas procurement and management services contracts with a throughput of about 7.5 Bcf to serve 40 additional municipal customers in seven states.

Through acquisitions, Woodward is strategically growing its revenue base in its existing markets. As our nonutility operations grow, their need for credit will increase, too. In 2002, Woodward Marketing renegotiated its uncommitted demand credit facility to increase the limit by $85 million to $210 million.



Summary Annual Report

The financial information presented in this report about Atmos Energy Corporation is condensed. Our complete financial statements, including notes, as well as management's discussion and analysis of financial condition and results of operations are presented in our Annual Report on Form 10-K. Atmos Energy's chief executive officer and its chief financial officer have complied with, and have executed, all certifications of these financial statements required under the Sarbanes-Oxley Act of 2002 and all related rules of the Securities and Exchange Commission with respect to the financial statements contained within. Investors may request, without charge, our Annual Report on Form 10-K for the fiscal year ended September 30, 2002, by calling Investor Relations at 1-800-382-8667 between 8 a.m. and 5 p.m. Central time. Our Form 10-K also is available on Atmos Energy's Web site at http://www.atmosenergy.com. Additional investor information is presented inside the back cover of this report.

Year ended September 30	2002	2001
Meters in service		
Residential	1,247,247	1,243,625
Commercial	122,156	122,274
Industrial (including agricultural)	12,694	13,020
Public authority and other	7,244	7,404
Total meters	1,389,341	1,386,323
Heating degree days		
Actual (weighted average)	3,368	4,124
Percent of normal	94%	115%
Sales volumes (MMcf)		
Residential	77,386	79,000
Commercial	35,796	36,922
Industrial (including agricultural)	26,431	33,730
Public authority and other	5,875	6,892
Total	145,488	156,544
Transportation volumes (MMcf)	63,053	61,230
Total throughput (MMcf)	208,541	217,774
Operating revenues (000s)		
Gas sales revenues		
Residential	$ 535,981	$ 788,902
Commercial	221,728	342,945
Industrial (including agricultural)	112,172	208,168
Public authority and other	31,731	58,539
Total	901,612	1,398,554
Transportation revenues	36,591	28,668
Other gas revenues	11,258	10,925
Total gas revenues	949,461	1,438,147
Other revenues	1,388	4,128
Total operating revenues (000s)	$ 950,849	$ 1,442,275
Other statistics		
Gross plant (000s)	$ 2,127,827	$ 2,109,867
Net plant (000s)	$ 1,300,320	$ 1,335,398
Miles of pipe	39,157	38,938
Employees	2,338	2,361

CONDENSED CONSOLIDATED BALANCE SHEETS

September 30 (Dollars in thousands, except share data)	2002	2001
Assets		
Property, plant and equipment	$ 2,103,428	$ 2,055,986
Construction in progress	24,399	53,881
	2,127,827	2,109,867
Less accumulated depreciation and amortization	827,507	774,469
Net property, plant and equipment	1,300,320	1,335,398
Current assets		
Cash and cash equivalents	46,827	15,263
Cash held on deposit in margin account	10,192	66,666
Accounts receivable, net	136,227	124,046
Inventories	3,769	6,041
Gas stored underground	91,783	89,555
Assets from risk management activities	27,984	95,968
Deferred gas cost	—	10,999
Other current assets and prepayments	13,209	15,713
Total current assets	329,991	424,251
Intangible assets	5,365	12,125
Goodwill	185,015	64,745
Noncurrent assets from risk management activities	5,241	29,771
Deferred charges and other assets	154,289	169,890
	$ 1,980,221	$ 2,036,180
Capitalization and Liabilities		
Shareholders' equity		
Common stock, no par value (stated at $.005 per share); 100,000,000 shares authorized; issued and outstanding: 2002 – 41,675,932 shares, 2001 – 40,791,501 shares	$ 208	$ 204
Additional paid-in capital	508,265	489,948
Retained earnings	106,142	95,132
Accumulated other comprehensive income (loss)	(41,380)	(1,420)
Shareholders' equity	573,235	583,864
Long-term debt	670,463	692,399
Total capitalization	1,243,698	1,276,263
Current liabilities		
Current maturities of long-term debt	21,980	20,695
Short-term debt	145,791	201,247
Accounts payable and accrued liabilities	135,609	84,471
Taxes payable	15,626	11,620
Customers' deposits	31,147	32,351
Liabilities from risk management activities	18,487	119,484
Deferred gas cost	21,947	—
Other current liabilities	72,520	41,161
Total current liabilities	463,107	511,029
Deferred income taxes	134,540	138,934
Noncurrent liabilities from risk management activities	3,663	7,412
Deferred credits and other liabilities	135,213	102,542
	$ 1,980,221	$ 2,036,180

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

September 30 (Dollars in thousands, except per share data)	2002	2001	2000
Operating revenues	$ 950,849	$ 1,442,275	$ 850,152
Purchased gas cost	558,247	1,067,555	524,446
Gross profit	392,602	374,720	325,706
Gas trading margin	38,538	488	—
Operating expenses			
Operation and maintenance	158,119	139,608	147,897
Depreciation and amortization	81,469	67,664	63,855
Taxes, other than income	36,221	37,655	28,638
Total operating expenses	275,809	244,927	240,390
Operating income	155,331	130,281	85,316
Other income (expense)			
Equity in earnings of Woodward Marketing, L.L.C.	—	8,062	7,307
Miscellaneous income (expense), net	(1,321)	(1,874)	7,437
Total other income (expense)	(1,321)	6,188	14,744
Interest charges	59,174	47,011	43,823
Income before income taxes	94,836	89,458	56,237
Income taxes	35,180	33,368	20,319
Net income	$ 59,656	$ 56,090	$ 35,918
Basic net income per share	$ 1.45	$ 1.47	$ 1.14
Diluted net income per share	$ 1.45	$ 1.47	$ 1.14
Cash dividends per share	$ 1.18	$ 1.16	$ 1.14
Weighted average shares outstanding:			
Basic	41,171	38,156	31,461
Diluted	41,250	38,247	31,594

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended September 30 (Dollars in thousands)	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 59,656	$ 56,090	$ 35,918
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization:			
Charged to depreciation and amortization	81,469	67,664	63,855
Charged to other accounts	2,452	2,806	3,065
Deferred income taxes	14,509	18,501	18,251
Other	(3,371)	(979)	—
Net assets/liabilities from risk management activities	(9,576)	13,881	—
Gain on sale of non-regulated assets	—	—	(5,831)
Changes in assets and liabilities	151,092	(74,968)	(61,062)
Net cash provided by operating activities	296,231	82,995	54,196
Cash Flows Used in Investing Activities			
Capital expenditures	(132,252)	(113,109)	(75,557)
Acquisitions	(15,747)	(363,399)	(32,000)
Retirements of property, plant and equipment, net	(1,725)	(1,460)	957
Assets for leasing activities	(8,511)	(5,377)	—
Increase in cash from acquisition	—	8,644	—
Proceeds from sale of assets, net	—	6,625	6,467
Net cash used in investing activities	(158,235)	(468,076)	(100,133)
Cash Flows from Financing Activities			
Net increase (decrease) in short-term debt	(55,456)	(48,800)	81,743
Net proceeds from issuance of long-term debt	—	347,099	—
Repayment of long-term debt	(20,651)	(17,670)	(14,567)
Cash dividends paid	(48,646)	(44,112)	(35,995)
Issuance of common stock	18,321	14,405	13,550
Net proceeds from equity offering	—	142,043	—
Net cash provided (used) by financing activities	(106,432)	392,965	44,731
Net increase (decrease) in cash and cash equivalents	31,564	7,884	(1,206)
Cash and cash equivalents at beginning of year	15,263	7,379	8,585
Cash and cash equivalents at end of year	$ 46,827	$ 15,263	$ 7,379

To Shareholders of Atmos Energy Corporation:

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of Atmos Energy Corporation at September 30, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2002 (not presented separately herein) and in our report dated November 8, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets and statements of income and cash flows are fairly stated in all material respects in relation to the basic consolidated financial statements from which they have been derived.

Ernst + Young LLP

Dallas, Texas
November 8, 2002

CONSOLIDATED FINANCIAL AND STATISTICAL SUMMARY (1992-2002)

Year ended September 30	2002	2001	2000	1999	1998
Balance Sheet Data at September 30 (Dollars in thousands)					
Capital expenditures	$ 132,252	$ 113,109	$ 75,557	$ 110,353	$ 134,989
Net property, plant and equipment	1,300,320	1,335,398	982,346	965,782	917,860
Working capital	(133,116)	(86,778)	(181,890)	(151,622)	(116,679)
Total assets	1,980,221	2,036,180	1,348,758	1,230,537	1,141,390
Shareholders' equity	573,235	583,864	392,466	377,663	371,158
Long-term debt, excluding current maturities	670,463	692,399	363,198	377,483	398,548
Total capitalization	1,243,698	1,276,263	755,664	755,146	769,706
Income Statement Data (Dollars in thousands, except per share data)					
Operating revenues	$ 950,849	$ 1,442,275	$ 850,152	$ 690,196	$ 848,208
Gross profit	392,602	374,720	325,706	299,794	331,836
Net income	59,656	56,090	35,918	17,744	55,265
Net income per share – diluted	1.45	1.47	1.14	.58	1.84
Common Stock Data					
Shares outstanding (In thousands)					
End of year	41,676	40,792	31,952	31,248	30,398
Weighted average	41,250	38,247	31,594	30,819	30,031
Cash dividends per share	$ 1.18	$ 1.16	$ 1.14	$ 1.10	$ 1.06
Shareholders of record	28,829	30,524	32,394	35,179	36,949
Market price – High	$ 24.46	$ 26.25	$ 25.00	$ 32.69	$ 31.06
Low	$ 18.37	$ 19.31	$ 14.75	$ 23.06	$ 24.63
End of year	$ 21.50	$ 21.60	$ 20.63	$ 24.13	$ 28.56
Book value per share at end of year	$ 13.75	$ 14.31	$ 12.28	$ 12.09	$ 12.21
Price/Earnings ratio at end of year	14.83	14.69	18.09	41.59	15.52
Market/Book ratio at end of year	1.56	1.51	1.68	2.00	2.34
Annualized dividend yield at end of year	5.5%	5.4%	5.5%	4.6%	3.7%
Customers and Volumes (As metered)					
Gas sales volumes (MMcf)	145,488	156,544	138,199	140,119	159,373
Gas transportation volumes (MMcf)	63,053	61,230	59,365	55,468	56,224
Total throughput (MMcf)	208,541	217,774	197,564	195,587	215,597
Meters in service at end of year	1,389,341	1,386,323	1,096,599	1,037,995	1,004,532
Total meters and propane customers	1,389,341	1,386,323	1,096,599	1,077,534	1,041,932
Heating degree days#	3,368	4,124	2,096	3,374	3,799
Degree days as a percentage of normal	94%	115%	82%	85%	95%
Average gas sales price per Mcf sold	$ 6.20	$ 8.93	$ 5.65	$ 4.53	$ 4.87
Average purchased gas cost per Mcf sold	$ 3.81	$ 6.83	$ 3.79	$ 2.79	$ 3.24
Average transportation fee per Mcf	$ .58	$ .47	$ .40	$ .42	$ .43
Statistics					
Return on average shareholders' equity	9.9%	10.4%	9.3%	4.7%	15.8%
Number of employees	2,338	2,361	1,885	2,062	2,193
Net plant per meter	$ 936	$ 963	$ 896	$ 930	$ 914
Operating, maintenance and administrative expense per meter	$ 101	$ 130‡	$ 135	$ 146	$ 136
Customers per employee	594	587	582	523	475
Times interest earned before income taxes	2.55	2.83	2.28	1.56	3.09

1997*	1996	1995	1994†	1993†	1992†
$ 122,312	$ 117,589	$ 103,904	$ 85,471	$ 74,110	$ 71,056
849,127	770,211	697,287	638,787	592,887	552,599
(169,518)	(102,764)	(41,980)	(32,340)	(31,830)	(16,398)
1,088,311	1,010,610	900,948	829,385	786,739	723,632
327,260	329,582	304,349	267,584	251,317	223,984
302,981	276,162	294,463	282,647	257,696	269,887
630,241	605,744	598,812	550,231	509,013	493,871
$ 906,835	$ 886,691	$ 749,555	$ 826,302	$ 794,893	$ 708,968
329,654	324,412	300,158	297,020	289,394	264,098
23,838	41,151	28,808	26,772	29,694	21,216
.81	1.42	1.06	1.05	1.21	.91
29,642	29,242	28,246	25,911	25,183	24,100
29,422	28,994	27,208	25,604	24,535	23,324
$ 1.01	$ .98	$ .96	$ .91	$ .82	$ .79
29,867	36,472	31,782	27,005	24,649	12,989
$ 27.88	$ 31.00	$ 20.63	$ 21.13	$ 20.63	$ 15.25
$ 22.13	$ 18.00	$ 15.88	$ 16.38	$ 13.50	$ 12.63
$ 24.88	$ 23.38	$ 19.38	$ 17.75	$ 20.25	$ 14.88
$ 11.04	$ 11.27	$ 10.77	$ 10.33	$ 9.98	$ 9.29
30.71	16.46	18.28	16.90	16.74	16.35
2.25	2.07	1.80	1.72	2.03	1.60
4.1%	4.2%	5.0%	5.1%	4.1%	5.3%
164,208	178,293	166,656	170,691	166,065	151,316
48,800	44,146	47,647	47,882	51,665	43,320
213,008	222,439	214,303	218,573	217,730	194,636
985,448	976,308	949,213	943,728	888,315	876,142
1,014,545	1,002,416	972,572	965,421	908,813	897,262
3,909	4,043	3,706	3,855	4,080	3,676
98%	101%	93%	97%	102%	92%
$ 5.11	$ 4.51	$ 4.07	$ 4.41	$ 4.32	$ 4.20
$ 3.51	$ 3.15	$ 2.70	$ 3.10	$ 3.04	$ 2.94
$ .41	$ .43	$ .42	$ .45	$ .42	$ .50
7.3%	13.0%	10.1%	10.3%	12.5%	10.1%
2,679	2,863	2,944	3,052	3,105	3,102
$ 862	$ 789	$ 735	$ 677	$ 645	$ 611
$ 183	$ 160	$ 163	$ 169	$ 169	$ 163
379	350	330	316	293	289
2.04	3.00	2.44	2.45	2.47	2.07

* Amounts for years before 1997 have been restated for pooling of interests with United Cities Gas Company in July 1997.
† Share data have been adjusted for a 3-for-2 stock split in May 1994, and amounts have been restated for pooling of interests with Greeley Gas Company in December 1993.
# Heating degree days for 2002 and 2001 are adjusted for service areas with weather-normalized operations. Heating degree days for years prior to 2001 are not adjusted for service areas with weather-normalized operations, as that information was not available.
‡ Adjusted for partial-year results of Louisiana Gas Service Company, which was acquired in July 2001.

The matters discussed or incorporated by reference in this Summary Annual Report may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this report are forward-looking statements made in good faith by the Company and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. When used in this report or in any of the Company's other documents or oral presentations, the words "anticipate," "expect," "estimate," "plans," "believes," "objective," "forecast," "goal" or similar words are intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements relating to the Company's strategy, earnings per share projections, operations, markets, services, rates, recovery of costs, availability of gas supply and other factors. A discussion of these risks and uncertainties may be found in the Company's Form 10-K for the year ended September 30, 2002.

Although the Company believes these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. Further, the Company undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Senior Management Team

Robert W. Best
Chairman, President and Chief Executive Officer

J. Patrick Reddy
Senior Vice President and Chief Financial Officer

R. Earl Fischer
Senior Vice President, Utility Operations

JD Woodward
Senior Vice President, Nonutility Operations

Louis P. Gregory
Senior Vice President and General Counsel

Wynn D. McGregor
Vice President, Human Resources

Utility Divisions

J. Kevin Akers
President, Mississippi Valley Gas Division

Thomas R. Blose, Jr.
President, Mid-States Division

Conrad E. Gruber
President, Louisiana Division

Tom S. Hawkins, Jr.
President, Texas Division

John A. Paris
President, Kentucky Division

Gary L. Schlessman
President, Colorado–Kansas Division

Nonutility Business

Ron W. McDowell
Vice President, New Business Ventures

Shared Services

Leslie H. Duncan
Vice President and Chief Information Officer

Shirley A. Hines
Corporate Secretary

Susan C. Kappes
Vice President, Investor Relations and Corporate Communications

Robert E. Mattingly
Vice President, Gas Supply

Fred E. Meisenheimer
Vice President and Controller

Gordon J. Roy
Vice President, Security and Compliance

Laurie M. Sherwood
Vice President, Corporate Development, and Treasurer



Travis W. Bain II
Chairman, Texas Custom Pools, Inc.
Plano, Texas
Board member since 1988
Committees: Work Session/Annual Meeting (Chairman), Audit, Human Resources



Robert W. Best
Chairman, President and Chief Executive Officer
Atmos Energy Corporation
Dallas, Texas
Board member since 1997
Committee: Executive



Dan Busbee
Attorney
Dallas, Texas
Board member since 1988
Committees: Audit (Chairman), Human Resources



Richard W. Cardin
Consultant, and retired partner of
Arthur Andersen LLP
Nashville, Tennessee
Board member since 1997
Committees: Audit, Nominating



Thomas J. Garland
Chairman of the Tusculum Institute for Public Leadership and Policy
Greeneville, Tennessee
Board member since 1997
Committees: Human Resources, Work Session/Annual Meeting



Richard K. Gordon
Vice Chairman, Investment Banking
Merrill Lynch & Company
Houston, Texas
Board member since 2001
Committee: Human Resources



Gene C. Koonce
Formerly Chairman of the Board, President and Chief Executive Officer
United Cities Gas Company
Nashville, Tennessee
Board member since 1997
Committees: Human Resources (Chairman), Executive, Work Session/Annual Meeting



Dr. Thomas C. Meredith
Chancellor of the University System of Georgia
Atlanta, Georgia
Board member since 1995
Committees: Audit, Nominating



Phillip E. Nichol
Senior Vice President of Central Division Staff
UBS PaineWebber Incorporated
Dallas, Texas
Board member since 1985
Committees: Nominating (Chairman), Human Resources, Work Session/Annual Meeting



Carl S. Quinn
General Partner, Quinn Oil Company, Ltd.
East Hampton, New York
Board member since 1994
Committees: Audit, Executive, Nominating



Charles K. Vaughan
Formerly Chairman of the Board
Atmos Energy Corporation
Dallas, Texas
Board member since 1983
Committee: Executive (Chairman)



Richard Ware II
President, Amarillo National Bank
Amarillo, Texas
Board member since 1994
Committees: Nominating, Work Session/Annual Meeting



Lee E. Schlessman
Honorary Director
President, Dolo Investment Company
Denver, Colorado
Retired from Board in 1998

Common Stock Listing
New York Stock Exchange. Trading symbol: ATO

Stock Transfer Agent and Registrar
Shareholder inquiries on stock transfers may be directed to EquiServe Trust Company, N.A., P.O. Box 43010, Providence, RI 02940-3010. You may also call the interactive voice response system 24 hours a day at 1-800-543-3038. To speak to a customer service representative, call between 9 a.m. and 6 p.m. Eastern time, Monday through Friday. You may also send an e-mail through our agent's Web site at http://www.equiserve.com and refer to Atmos Energy in your e-mail.

Independent Auditors
Ernst & Young LLP
2121 San Jacinto, Suite 1500
Dallas, Texas 75201
(214) 969-8000

Form 10-K
Atmos Energy Corporation's Annual Report on Form 10-K is available upon request from Investor Relations, Atmos Energy Corporation, P.O. Box 650205, Dallas, Texas 75265-0205 or by calling 1-800-38-ATMOS (382-8667) between 8 a.m. and 5 p.m. Central time. Atmos Energy's Form 10-K may also be viewed on Atmos Energy's Web site: http://www.atmosenergy.com.

Annual Meeting of Shareholders
The Annual Meeting of Shareholders will be held at the Crowne Plaza Hotel, 200 E. Amite Street, Jackson, Mississippi 39201 on Wednesday, February 12, 2003, at 11 a.m. Central Standard Time.

Direct Stock Purchase Plan
Atmos Energy Corporation has a Direct Stock Purchase Plan that is available to all investors.

For an initial Investment Form or Enrollment Authorization Form and a Plan Prospectus, please call Atmos Energy's Shareholder Relations at 1-800-38-ATMOS (382-8667) between 8 a.m. and 5 p.m. Central time or EquiServe at 1-800-543-3038. The Prospectus is also available on the Internet at http://www.atmosenergy.com. You may also obtain information by writing to Shareholder Relations, Atmos Energy Corporation, P.O. Box 650205, Dallas, Texas 75265-0205.

This is not an offer to sell, or a solicitation to buy, any securities of Atmos Energy. Shares of Atmos Energy common stock purchased through the Direct Stock Purchase Plan will be offered only by Prospectus.

Atmos Energy Information by Telephone
Atmos Energy Corporation shareholder information is available by phone seven days a week, 24 hours a day through EquiServe's interactive voice response system. To transfer stock, listen to current company information and access daily stock quotes without the assistance of a customer service representative, call 1-800-543-3038 and have your Atmos Energy shareholder account number and your Social Security or federal taxpayer ID number.

Atmos Energy on the Internet
Information about Atmos Energy is available on the Internet at http://www.atmosenergy.com. Our Web site includes news releases, current and historical financial reports and other investor information, management biographies, customer information and information about Atmos Energy's operations and utility service areas.

Atmos Energy Corporation Contacts
Shareholder and Direct Stock Purchase Plan Information:
1-800-38-ATMOS (382-8667) between 8 a.m. and 5 p.m. Central time.

InvestorRelations@atmosenergy.com

Financial Information for Securities Analysts, Investment Managers and General Information:
Susan C. Kappes
Vice President, Investor Relations and Corporate Communications
(972) 855-3729 (office)
(972) 855-3040 (fax)
susan.kappes@atmosenergy.com


ATMOS
energy

Atmos Energy Corporation
P.O. Box 650205
Dallas, Texas 75265-0205
atmosenergy.com

3100-AR-2003